                                     EXHIBIT 28

                                    PRESS RELEASE







                                                   Contact:
                                                   Robert V. Berry
                                                   Senior Vice President
                                                   (901) 680-5962


FOR IMMEDIATE RELEASE (Friday, September 16, 1994)


THOMAS & BETTS ANNOUNCES SPECIAL CHARGE TO OPTIMIZE OPERATIONS


MEMPHIS, Tennessee, September 16, 1994 -- Thomas & Betts Corporation today announced it will take a special pre-tax charge totaling approximately $90 million in the third quarter. The charge will primarily cover costs for a range of initiatives that will be undertaken to optimize operations and improve future profitability. A $99 million pre-tax gain on the previously announced sale of its Vitramon subsidiary will also be recorded in the quarter.

       "These actions were undertaken after a thorough review of all of our operations and of changing market conditions," said T. Kevin Dunnigan, chairman and chief executive officer. "The optimization process will allow us to consolidate manufacturing and service processes, discontinue unprofitable products, make reductions to our expense structure, and reduce the carrying value of certain other facilities.

       "The actions covered by these charges are expected to result in savings of approximately $8 million in 1995 and over $20 million annually in subsequent years. These cost improvement initiatives will be accompanied in 1995 and 1996 by additional investments in facilities that will increase our capital spending by about $10 million in each of those years."

       Thomas & Betts previously announced acquisitions in 1994 with combined annualized sales of $105 million at a cost totaling $72 million. These new operations manufacture a variety of components including circuit protection devices, cable tray, fittings, and steel and plastic outlet boxes. Thomas & Betts also acquired this year a 29% interest in Leviton Manufacturing Co., the largest U.S. manufacturer of wiring devices.

       "We are confident the optimization plan will further improve the manufacturing and marketing effectiveness of our company and bolster our position as the leading North American supplier of electrical components," said Mr. Dunnigan.

       Thomas & Betts Corporation, based in Memphis, Tennessee, is a leading producer of connectors, components, accessories and systems for worldwide electrical and electronic markets. Its stock is listed on the New York Stock Exchange.